UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July, 2018

Commission File Number 001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes  ☐            No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes  ☐            No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82- Not Applicable                .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: July 24, 2018	By	/s/ Santosh Haldankar
	Name:	Santosh Haldankar
	Title:	Vice President (Legal) & Company Secretary

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit I

Description

Communication dated July 21, 2018 addressed to The New York Stock Exchange, New York, United States of America (USA) intimating about outcome of the Board meeting of Bank held on July 21, 2018.

July 21, 2018

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sirs,

Re: Outcome of Board Meeting held on July 21, 2018

1.	Pursuant to Regulation 33 and any other applicable provisions of Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 we send herewith the unaudited financial results for the quarter ended June 30, 2018, segment reporting and the Press Release in this regard. The results were duly approved by the Board of Directors at its meeting held today. A copy of the limited review report of the Statutory Auditors for the quarter ended June 30, 2018 is attached to this letter.

2.	The Board of Directors, at their meeting held today, approved the appointment of Mr. Sanjiv Sachar (DIN: 02013812) as an Additional Director of the Bank with effect from today, i.e. July 21, 2018 till the ensuing Annual General Meeting of the Bank.

Mr. Sanjiv Sachar is a Fellow of Institute of Chartered Accountants of India and has recently retired as the Senior Partner of Egon Zehnder, the world’s largest privately held executive search firm. Mr. Sachar set up the Egon Zehnder practice in India in 1995 and has played a key role in establishing the firm as a market leader in the executive search space across various country segments. Over the course of his two decades at Egon Zehnder, Mr. Sachar has mentored senior executives across industry sectors that today are either Board members, CEOs or CFOs or large corporates in India and in overseas. Mr. Sachar has also been a co-founder of a Chartered Accountancy and Management Consulting firm, Sachar Vasudeva & Associates and co-founded executive search firm, Direct Impact.

Mr. Sachar is not debarred from holding office of director by virtue of any SEBI order or any other such authority. Mr. Sachar is not related to any director of the Bank.

Kindly take the same on your records.

Thanking you,

Yours faithfully,

For HDFC Bank Limited

Sd/-

Santosh Haldankar

Vice President- Legal & Company Secretary

Encl: As above

HDFC BANK LIMITED

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED JUNE 30, 2018

					(₹ in lacs)
		Quarter ended 30.06.2018	Quarter ended 31.03.2018	Quarter ended 30.06.2017	Year ended 31.03.2018
	Particulars	Unaudited	Audited (Refer note 4)	Unaudited	Audited
1	Interest Earned (a)+(b)+(c)+(d)	2254898	2132108	1866872	8024135
	a) Interest / discount on advances / bills	1739073	1666337	1448606	6266179
	b) Income on Investments	458929	422264	389297	1622237
	c) Interest on balances with Reserve Bank of India and other inter bank funds	33238	19681	10820	52388
	d) Others	23658	23826	18149	83331
2	Other Income	381806	422858	351666	1522031
3	Total Income (1)+(2)	2636704	2554966	2218538	9546166
4	Interest Expended	1173541	1066337	929798	4014649
5	Operating Expenses (i)+(ii)	598388	605063	536746	2269036
	i) Employees cost	181051	174120	165751	680574
	ii) Other operating expenses (Refer Note 9)	417337	430943	370995	1588462
6	Total Expenditure (4)+(5) (excluding Provisions & Contingencies)	1771929	1671400	1466544	6283685
7	Operating Profit before Provisions and Contingencies (3)-(6)	864775	883566	751994	3262481
8	Provisions (other than tax) and Contingencies	162937	154110	155876	592749
9	Exceptional Items	—	—	—	—
10	Profit / (Loss) from Ordinary Activities before tax (7)-(8)-(9)	701838	729456	596118	2669732
11	Tax Expense	241694	249528	206734	921057
12	Net Profit / (Loss) from Ordinary Activities after tax (10)-(11)	460144	479928	389384	1748675
13	Extraordinary items (net of tax expense)	—	—	—	—
14	Net Profit / (Loss) for the period (12)-(13)	460144	479928	389384	1748675
15	Paid up equity share capital (Face Value of ₹2/- each)	52083	51902	51478	51902
16	Reserves excluding revaluation reserves (as per balance sheet of previous accounting year)				10577601
17	Analytical Ratios
	(i) Percentage of shares held by Government of India	Nil	Nil	Nil	Nil
	(ii) Capital Adequacy Ratio	14.6%	14.8%	15.6%	14.8%
	(iii) Earnings per share (₹)
	(a) Basic EPS before & after extraordinary items (net of tax expense) - not annualized	17.7	18.5	15.2	67.8
	(b) Diluted EPS before & after extraordinary items (net of tax expense) - not annualized	17.5	18.3	15.0	66.8
	(iv) NPA Ratios
	(a) Gross NPAs	953862	860697	724293	860697
	(b) Net NPAs	290710	260102	252821	260102
	(c) % of Gross NPAs to Gross Advances	1.33%	1.30%	1.24%	1.30%
	(d) % of Net NPAs to Net Advances	0.41%	0.40%	0.44%	0.40%
	(v) Return on assets (average) - not annualized	0.44%	0.50%	0.46%	1.93%

Regd. Office : HDFC Bank Ltd., HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400013.

Segment information in accordance with the Accounting Standard on Segment Reporting (AS 17) of the operating segments of the Bank is as under:

		(₹ in lacs)
		Quarter ended 30.06.2018	Quarter ended 31.03.2018	Quarter ended 30.06.2017	Year ended 31.03.2018
Particulars		Unaudited	Audited (Refer note 4)	Unaudited	Audited
1	Segment Revenue
a)	Treasury	528532	513629	474088	1984137
b)	Retail Banking	2040059	1957522	1759229	7384305
c)	Wholesale Banking	1237905	1096443	937223	4150413
d)	Other Banking Operations	327863	366371	255117	1225914
e)	Unallocated	—	—	—	—
	Total	4134359	3933965	3425657	14744769
	Less: Inter Segment Revenue	1497655	1378999	1207119	5198603

	Income from Operations	2636704	2554966	2218538	9546166

2	Segment Results
a)	Treasury	5045	24204	45739	154000
b)	Retail Banking	314468	291824	212238	997172
c)	Wholesale Banking	315585	278681	282190	1172051
d)	Other Banking Operations	117238	185253	98107	548790
e)	Unallocated	(50498)	(50506)	(42156)	(202281)

	Total Profit Before Tax	701838	729456	596118	2669732

3	Segment Assets
a)	Treasury	30170308	35089438	26570417	35089438
b)	Retail Banking	38606584	37190659	31457133	37190659
c)	Wholesale Banking	34681446	29704057	27984965	29704057
d)	Other Banking Operations	3994672	3759549	3041526	3759549
e)	Unallocated	587899	649728	511265	649728

	Total	108040909	106393431	89565306	106393431

4	Segment Liabilities
a)	Treasury	5869806	5534970	3530332	5534970
b)	Retail Banking	62955796	59878546	53718130	59878546
c)	Wholesale Banking	25546051	27028720	19771198	27028720
d)	Other Banking Operations	429847	408150	360425	408150
e)	Unallocated	2472402	2913542	2759448	2913542

	Total	97273902	95763928	80139533	95763928

5	Capital Employed
	(Segment Assets-Segment Liabilities)
a)	Treasury	24300502	29554468	23040085	29554468
b)	Retail Banking	(24349212)	(22687887)	(22260997)	(22687887)
c)	Wholesale Banking	9135395	2675337	8213767	2675337
d)	Other Banking Operations	3564825	3351399	2681101	3351399
e)	Unallocated	(1884503)	(2263814)	(2248183)	(2263814)

	Total	10767007	10629503	9425773	10629503

Business Segments have been identified and reported taking into account the target customer profile, the nature of products and services, the differing risks and returns, the organisation structure, the internal business reporting system and the guidelines prescribed by RBI.

Regd. Office : HDFC Bank Ltd., HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400013.

Notes :

1	Statement of Assets and Liabilities as at June 30, 2018 is given below:

	(₹ in lacs)
Particulars	As at 30.06.2018	As at 30.06.2017	As at 31.03.2018
	Unaudited	Unaudited	Audited
CAPITAL AND LIABILITIES
Capital	52083	51478	51902
Reserves and Surplus	10714924	9374295	10577601
Deposits	80578532	67137605	78877064
Borrowings	12102431	8601170	12310497
Other Liabilities and Provisions	4592939	4400758	4576367

Total	108040909	89565306	106393431

ASSETS
Cash and Balances with Reserve Bank of India	3958878	3620417	10467047
Balances with Banks and Money at Call and Short notice	1190508	2076642	1824460
Investments	27567865	21610827	24220024
Advances	70864869	58097580	65833309
Fixed Assets	357615	359321	360721
Other Assets	4101174	3800519	3687870

Total	108040909	89565306	106393431

2	The above results have been approved by the Board of Directors at its meeting held on July 21, 2018. The results for the quarter ended June 30, 2018 have been subjected to a “Limited Review” by the Statutory Auditors of the Bank. An unqualified report has been issued by them thereon. The financial results for the quarter ended June 30, 2017 and the year ended March 31, 2018 were subjected to limited review and audit respectively by another firm of chartered accountants.
3	The Bank has followed the same significant accounting policies in the preparation of these financial results as those followed in the annual financial statements for the year ended March 31, 2018.
4	The figures for the quarter ended March 31, 2018 are the balancing figures between audited figures in respect of the financial year 2017-18 and the published year to date figures upto December 31, 2017.
5	During the quarter ended June 30, 2018, the Bank allotted 9067600 shares pursuant to the exercise of options under the approved employee stock option schemes.
6	The Board of Directors of the Bank, at their meeting held on December 20, 2017 had approved the raising of funds aggregating up to ₹24,000 crore, of which an amount up to a maximum of ₹8,500 crore was approved to be through the issuance of equity shares of face value of ₹2/- each pursuant to a preferential issue to Housing Development Finance Corporation Limited and the balance was approved to be through the issuance of equity shares/ convertible securities/ depository receipts pursuant to a Qualified Institutions Placement (QIP)/ American Depository Receipts (ADR)/ Global Depository Receipt (GDR) program. The said raising of funds was approved by the shareholders of the Bank at its Extra Ordinary General meeting held on January 19, 2018. The Bank has received all relevant approvals in this regard. On July 17, 2018, the Bank allotted 39096817 equity shares to Housing Development Finance Corporation Limited at the issue price of ₹2,174.09 per equity share (including share premium of ₹2,172.09 per equity share), aggregating to ₹8,500 crore.
7	In accordance with RBI guidelines, banks are required to make Pillar 3 disclosures including leverage ratio and liquidity coverage ratio under the Basel III Framework. The Bank’s Pillar 3 disclosures are available on its website at the following link: http://www.hdfcbank.com/aboutus/basel_disclosures/default.htm. These disclosures have not been subjected to audit or review by the statutory auditors.
8	Other income relates to income from non-fund based banking activities including commission, fees, earnings from foreign exchange and derivative transactions, profit and loss (including revaluation) from investments and recoveries from accounts previously written off.
9	Other operating expenses include commission paid to sales agents of ₹737.22 crore (previous period: ₹530.21 crore) for the quarter ended June 30, 2018.
10	RBI circular DBR.No.BP.BC.113/21.04.048/2017-18 dated June 15, 2018 grants banks an option to spread provisioning for mark to market (MTM) losses on investments held in AFS and HFT categories for the quarter ended June 30, 2018. The circular states that the provisioning for this quarter may be spread equally over up to four quarters, commencing with the current quarter ended June 30, 2018. The Bank has not availed of the said option and has recognised the entire net MTM loss on investments of ₹391.04 crore in the current quarter.
11	As at June 30, 2018, the total number of banking outlets and ATMs were 4804 and 12808 respectively.
12	Figures of the previous periods have been regrouped / reclassified wherever necessary to conform to current period’s classification.
13	₹10 lac = ₹ 1 million

₹10 million = ₹1 crore

Place : Mumbai	Aditya Puri
Date : July 21, 2018	Managing Director

Regd. Office : HDFC Bank Ltd., HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400013.

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013.

HDFC Bank Limited

FINANCIAL RESULTS (INDIAN GAAP) FOR THE QUARTER ENDED JUNE 30, 2018

The Board of Directors of HDFC Bank Limited approved the Bank’s (Indian GAAP) results for the quarter ended June 30, 2018, at their meeting held in Mumbai on Saturday, July 21, 2018. The accounts have been subjected to a ‘Limited Review’ by the statutory auditors of the Bank.

FINANCIAL RESULTS:

Profit & Loss Account: Quarter ended June 30, 2018

The Bank’s total income for the quarter ended June 30, 2018 at ₹26,367.0 crore grew by 18.8% from ₹22,185.4 crore for the quarter ended June 30, 2017. Net revenues (net interest income plus other income) increased to ₹14,631.6 crore for the quarter ended June 30, 2018 from ₹12,887.4 crore in the corresponding quarter of the previous year. Net interest income (interest earned less interest expended) for the quarter ended June 30, 2018 grew by 15.4% to ₹10,813.6 crore, from ₹9,370.7 crore for the quarter ended June 30, 2017, driven by asset growth and a net interest margin for the quarter of 4.2%.

Other income (non-interest revenue) for the quarter ended June 30, 2018 was ₹3,818.1 crore. Fees and commission income at ₹3,171.0 crore for the quarter ended June 30, 2018 constituted 83.1% of other income and grew by 23.0% over ₹2,578.1 crore in the corresponding quarter ended June 30, 2017. The other three components of other income for the quarter ended June 30, 2018 were foreign exchange & derivatives revenue of ₹499.6 crore (₹296.8 crore for the corresponding quarter of the previous year), loss on revaluation / sale of investments of ₹283.2 crore (gain of ₹331.4 crore for the corresponding quarter of the previous year) and miscellaneous income, including recoveries and dividend, of ₹430.7 crore (₹310.3 crore for the corresponding quarter of the previous year). The Reserve Bank of India in its circular dated June 15, 2018 granted banks an option to spread provisioning for mark to market losses on investments held in AFS and HFT categories for the quarter ended June 30, 2018 equally over four quarters. The Bank has chosen not to avail of this option and has recognised the entire mark to market loss of ₹391.0 crore in the current quarter ended June 30, 2018. The loss was primarily attributable to the corporate bond portfolio, which has a modified duration of 1.6.

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013.

Operating expenses for the quarter ended June 30, 2018 were ₹5,983.9 crore, an increase of 11.5% over ₹5,367.5 crore during the corresponding quarter of the previous year. The core cost-to-income ratio for the quarter was at 40.1% as against 42.7% for the corresponding quarter ended June 30, 2017.

Provisions and contingencies for the quarter ended June 30, 2018 were ₹1,629.4 crore as against ₹1,558.8 crore for the quarter ended June 30, 2017. The key components therein for the quarter ended June 30, 2018 were specific loan loss provisions of ₹1432.2 crore (as against ₹1,343.2 crore for the corresponding quarter of the previous year) and general provisions of ₹183.2 crore (as against ₹206.3 crore for the corresponding quarter of the previous year).

Profit before tax (PBT) for the quarter ended June 30, 2018 was up from ₹5,961.2 crore to ₹7,018.4 crore. Excluding profit and loss on revaluation / sale of investments, PBT growth would be 29.7% over the corresponding quarter of the previous year.

After providing ₹2,416.9 crore for taxation, the Bank earned a net profit of ₹4,601.4 crore, an increase of 18.2% over the quarter ended June 30, 2017.

Balance Sheet: As of June 30, 2018

Total balance sheet size as of June 30, 2018 was ₹1,080,409 crore as against ₹895,653 crore as of June 30, 2017.

Total deposits as of June 30, 2018 were ₹805,785 crore, an increase of 20.0% over June 30, 2017. As of June 30, 2018 current account deposits were at ₹109,297 crore and savings account deposits at ₹226,656 crore grew by 17.4% over June 30, 2017. Time deposits were at ₹469,832 crore, an increase of 24.9% over the previous year, resulting in CASA deposits comprising 41.7% of total deposits as of June 30, 2018.

Total advances as of June 30, 2018 were ₹708,649 crore, an increase of 22.0% over June 30, 2017. This loan growth was contributed by both segments of the Bank’s loan portfolio with the domestic loan mix between retail:wholesale at 55:45. As per regulatory [Basel 2] segment classification, retail loans grew by 21.6% and wholesale loans grew by 22.7%.

Capital Adequacy:

The Bank’s total Capital Adequacy Ratio (CAR) as per Basel III guidelines was at 14.6% as on June 30, 2018 (15.6% as on June 30, 2017) as against a regulatory requirement of 11.025% which includes Capital Conservation Buffer of 1.875% and an additional requirement of 0.15% on account of the Bank being identified as a Domestic Systemically Important Bank (D-SIB).

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013.

Tier 1 CAR was at 13.1% as of June 30, 2018 compared to 13.6% as of June 30, 2017. Common Equity Tier 1 Capital ratio was at 12.1% as of June 30, 2018. Risk-weighted Assets were at ₹844,894 crore (as against ₹690,370 crore as at March 31, 2017).

The Board of Directors of the Bank, at their meeting held on December 20, 2017 had approved the raising of funds aggregating up to ₹24,000 crore, of which an amount up to a maximum of ₹8,500 crore was approved to be through the issuance of equity shares of face value of ₹2/- each pursuant to a preferential issue to Housing Development Finance Corporation Limited and the balance was approved to be through the issuance of equity shares/ convertible securities/ depository receipts pursuant to a Qualified Institutions Placement (QIP)/ American Depository Receipts (ADR)/ Global Depository Receipt (GDR) program. The said raising of funds was approved by the shareholders of the Bank at its Extra Ordinary General meeting held on January 19, 2018. The Bank has received all relevant approvals in this regard. On July 17, 2018, the Bank allotted 39,096,817 equity shares to Housing Development Finance Corporation Limited at the issue price of ₹2,174.09 per equity share (including share premium of ₹2,172.09 per equity share), aggregating to ₹8,500 crore.

NETWORK

As of June 30, 2018, the Bank’s distribution network was at 4,804 banking outlets and 12,808 ATMs across 2,666 cities / towns as against 4,727 banking outlets and 12,220 ATMs across 2,666 cities / towns as of June 30, 2017. Of the total banking outlets, 53% are in semi-urban and rural areas. Number of employees were at 89,550 as of June 30, 2018 (as against 83,757 as of June 30, 2017).

ASSET QUALITY

Gross non-performing assets were at 1.33% of gross advances as on June 30, 2018, as against 1.30% as on March 31, 2018 and 1.24% as on June 30, 2017. Coverage ratio as on June 20, 2018 was 70%. Net non-performing assets were at 0.4% of net advances as on June 30, 2018. The Bank held floating provisions of ₹1,451 crore as on June 30, 2018. Total provisions (comprising specific provisions, general provisions and floating provisions) were 118% of the gross non-performing loans as on June 30, 2018.

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013.

Note:

₹ = Indian Rupees

1 crore = 10 million

All figures and ratios are in accordance with Indian GAAP.

BSE: 500180

NSE: HDFCBANK

NYSE: HDB

Certain statements are included in this release which contain words or phrases such as “will,” “aim,” “will likely result,” “believe,” “expect,” “will continue,” “anticipate,” “estimate,” “intend,” “plan,” “contemplate,” “seek to,” “future,” “objective,” “goal,” “project,” “should,” “will pursue” and similar expressions or variations of these expressions, that are “forward-looking statements.” Actual results may differ materially from those suggested by the forward-looking statements due to certain risks or uncertainties associated with our expectations with respect to, but not limited to, our ability to implement our strategy successfully, the market acceptance of and demand for various banking services, future levels of our non-performing loans, our growth and expansion, the adequacy of our allowance for credit and investment losses, technological changes, volatility in investment income, our ability to market new products, cash flow projections, the outcome of any legal, tax or regulatory proceedings in India and in other jurisdictions we are or become a party to, the future impact of new accounting standards, our ability to pay dividends, the impact of changes in banking regulations and other regulatory changes on us in India and other jurisdictions, our ability to roll over our short-term funding sources and our exposure to market and operational risks. By their nature, certain of the market risk disclosures are only estimates and could be materially different from what may actually occur in the future. As a result, actual future gains, losses or impact on net income could materially differ from those that have been estimated. In addition, other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: general economic and political conditions, instability or uncertainty in India and the other countries which have an impact on our business activities or investments caused by any factor, including terrorist attacks in India, the United States or elsewhere, anti-terrorist or other attacks by the United States, a United States-led coalition or any other country, tensions between India and Pakistan related to the Kashmir region or between India and China, military armament or social unrest in any part of India; the monetary and interest rate policies of the government of India, natural calamities, inflation, deflation, unanticipated turbulence in interest rates, foreign exchange rates, equity prices or other rates or prices; the performance of the financial markets in India and globally, changes in Indian and foreign laws and regulations, including tax, accounting and banking regulations, changes in competition and the pricing environment in India, and regional or general changes in asset valuations.

For more information please log on to: www.hdfcbank.com

For media queries please contact:

Neeraj Jha

Head, Corporate Communication

HDFC Bank Ltd., Mumbai.

Tel: 91 - 22 - 6652 1308 (D) / 6652 1000 (B)

Fax: 91 - 22 - 2490 3168

Mobile: +91 93236 20828

neeraj.jha@hdfcbank.com

For investor queries please contact:

Bhavin Lakhpatwala

HDFC Bank Ltd., Mumbai.

Tel: 91 - 22 - 6652 1083 (D) / 6652 1000 (B)

Mobile: +91 74983 51730

bhavin.lakhpatwala@hdfcbank.com